December 16, 2011

BY EDGAR AND EMAIL TRANSMISSION

Division of Corporation Finance

United States Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jeffrey Riedler

Re:	Aegerion Pharmaceuticals, Inc.
Registration Statement on Form S-3
Amendment No. 1 Filed: December 12, 2011
File No. 333-177967

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Aegerion Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it may be declared effective at 4:00 p.m. (Washington, D.C. time), Monday, December 19, 2011, or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

If you have any questions regarding this request, please contact Jocelyn M. Arel, Esq. of Goodwin Procter LLP at (617) 570-1067.

Sincerely,

AEGERION PHARMACEUTICALS, INC.

By:	/s/ Mark J. Fitzpatrick
Name:	Mark J. Fitzpatrick
Title:	Chief Financial Officer

cc:	Jocelyn M. Arel, Esq.
Marc D. Beer, Chief Executive Officer